Exhibit 99.1

Safe-T Launches the First Ever SDP Solution for Enhancing Security of the Huge Traditional VPN Market

The solution simplifies organization’s journey from traditional VPN to innovative and better secured SDP

HERZLIYA, Israel, August 1st, 2019 - Safe-T® Group Ltd. (Nasdaq, TASE: SFET), a provider of Secure Access solutions for on-premises and the hybrid cloud, announced today the launch of ZoneZero, the first ever Software Defined Perimeter (SDP - otherwise known also as Zero Trust Network Access) on-premises solution designed to enhance organizations’ existing Virtual Private Network (VPN) security with Zero Trust capabilities and minimum infrastructure changes.

VPN technologies have been a cornerstone of secure networking for the last 20+ years, allowing users to connect securely to internal networks and services. According to Global Market Insight, VPN revenue will exceed $54 billion by 2024, up from $17 billion in 2018.

While VPNs have stood the test of time, to the best of our knowledge, the information security industry has become aware that a true security architecture is hinged upon the concept of Zero Trust Network Access. This means that no one and nothing is trusted by default, especially if they are external entities that originate inside the network perimeter.

"This is an exciting event for us at Safe-T Group. We have been working very hard over the past year and a half with our security experts, advisory board, customers and business partners around the globe to bring this exciting news,” said Eitan Bremler, Co-Founder and VP technology at Safe-T Group. “ZoneZero creates a junction of business opportunities for Safe-T's SDP market, roadmap and innovation. As far as we know, for our customers, VPNs are a great resource, and while understating that organizations perimeter must be redefined, they are constantly looking to add additional safeguards in place to prevent unrestricted access to company resources. For our partners and resellers, VPN on its own is no more the last stop in the security equation and adding SDP capabilities into the VPN is the solution for the future."

The SDP industry standard is to encourage customers to rip and replace their VPN, in order to deploy their SDP solution. To the best of the Company’s knowledge, its customers have invested in a comprehensive VPN and are reluctant to replace it. A testament to this is a recent survey conducted by the Cloud Security Alliance, in which 58% of respondents stated that existing VPN technologies are a barrier to SDP adoption, it is clear a new way of thinking is required in the SDP space.

Recognizing that organizations don’t easily replace their existing VPN deployment, Safe-T has released a new version of its SDP solution dubbed ZoneZero which is designed to work together with the organization’s existing VPN infrastructure, enhancing VPN security by adding SDP capabilities while yielding a more fortified SDP and VPN infrastructure together. Deploying Safe-T ZoneZero allows organizations to easily start a journey towards VPN replacement with SDP.

Currently, Safe-T’s ZoneZero is the only SDP solution in the market targeted at enhancing VPN security by adding Zero Trust capabilities, rather than replacing it.

"To effectively enact Zero Trust principles, organizations are turning to SDP solutions which are designed to provide exactly what VPN solutions are missing – individual, granular and need-to-know basis only, while physically separating the access layer from the authentication layer,” said Amir Mizhar, Founder and Chief Software Architect at Safe-T Group. “Implementing our ZoneZero solution on top of existing VPN deployment creates a customized and scalable Zero Trust solution that gives our customers and partners all the benefits of SDP, while saving time and resources, keeping traditional network segmentation, firewall, VPNs policies and rules, routing and same old simple and transparent user remote access experience - untouched. We believe that in the future, all VPN infrastructure deployments will include SDP capabilities.”

Safe-T’s ZoneZero solution offers the following benefits:

•	Forget about ripping and replacing a perfectly capable VPN.
•	Save IT teams the headache and hassle that come along with changing existing VPN architectures.
•	No behavior changes to the users – continue using their VPN client
•	No need to remove/change existing network and security components
•	Authenticate users before granting access, with almost zero network change
•	Dynamic, on-demand application access according to user role/permission
•	Takes users off the network and closes firewall ports for enhanced security

About Safe-T®

Safe-T Group Ltd. (Nasdaq, TASE: SFET) is a provider of Zero Trust Access solutions which mitigate attacks on enterprises' business-critical services and sensitive data, while ensuring uninterrupted business continuity.

Safe-T’s cloud and on-premises solutions ensure that an organization’s access use cases, whether into the organization or from the organization out to the internet, are secured according to the “validate first, access later” philosophy of Zero Trust. This means that no one is trusted by default from inside or outside the network, and verification is required from everyone trying to gain access to resources on the network or in the cloud.

Safe-T’s wide range of access solutions reduce organizations’ attack surface and improve their ability to defend against modern cyberthreats. As an additional layer of security, our integrated business-grade global proxy solution cloud service enables smooth and efficient traffic flow, interruption-free service, unlimited concurrent connections, instant scaling and simple integration with our services.

With Safe-T's patented reverse-access technology and proprietary routing technology, organizations of all size and type can secure their data, services and networks against internal and external threats.

At Safe-T, we empower enterprises to safely migrate to the cloud and enable digital transformation.

For more information about Safe-T, visit www.safe-t.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses the advantages of its new SDP solution, its positioning in the market and its potential to address market need and/or demand. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 26, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

PRESS CONTACT

Karin Tamir

Karin.Tamir@safe-t.com

+972-9-8666110